Exhibit 99.109

Date:	March 10, 2025

News Release:	25-03

Ticker Symbols:	TSXV: MOON

BLUE MOON METALS ACQUIRES THE OYEN INDUSTRIAL LAND, OPERATING AGGREGATE QUARRY, SHIPLOADING EQUIPMENT AND ADJACENT PROPERTIES TO NUSSIR, AND CLOSES A C$5.25 MILLION FOLLOW ON EQUITY INVESTMENT BY HARTREE PARTNERS

TORONTO, Ontario – March 10, 2025 – Blue Moon Metals Inc. (“Blue Moon” or the “Company”) (TSXV: MOON) is pleased to announce the acquisition of all the shares in Repparfjord Eiendom AS (“REAS”) from Wergeland Eigedom AS (“WG”), a private Norwegian Company, along with associated ship loading equipment and infrastructure related to aggregate mining, port area and adjacent properties to Blue Moon’s Nussir Project in Norway (the “Nussir Project”) (together the “Transaction”). Through a series of transactions, Blue Moon has paid 180 million NOK (~US$16 million) as consideration, comprised of 42.1 million common shares of Blue Moon (the “Consideration Shares”) (at C$0.30 per Consideration Share) and approximately US$7.2M in cash. WG now owns approximately 8% of the issued and outstanding common shares of Blue Moon (the “Blue Moon Shares”). REAS has a ground lease agreement with the Finnmark Estate, a legal entity established by law in Norway, for the use of the Oyen Industrial Land. Under the terms of an agreement between Blue Moon and WG dated March 6, 2025 (the “Agreement”), WG will continue to be able to sublease part of the land for aggregate production, in consideration for annual sublease payment fees. Pursuant to the Agreement, WG has also agreed to acquire agreed upon waste rock volumes from the Nussir Project for a minimum price of 15 NOK / tonne.

This is a transformational transaction providing the Nussir Project with the majority of the required infrastructure for the project to be built. Key highlights of the acquired infrastructure include:

•	Quay for aggregate logistics including a modern ship-loading and conveyer system that is in active use by WG

•	Port facility for large ships

•	Fully permitted and operating aggregate mine

•	Barracks for construction and operations at the Nussir Project

•	Administrative and storage building

•	Full process plant building in good condition and of sufficient size to install a 6,000 tpd flotation plant

•	Large silo and conveyer systems

•	License to utilize fresh water from a reservoir

•	Ancillary land to the project (the “Ancillary Lands”)

•	Zoning in place for an industrial site including for mining and processing

The below image shows the mill building, silo and office administration area taken in January 2025. The deep-water fjord is ice-free year-round. The portal for the mine will be immediately beside the mill building and two powerlines cross the property right behind the mill building. Power costs for industrial use are ~US$0.04/kWh. The Transaction has closed, but some filings, registrations and legal perfection, in particular related to the Ancillary Lands, will be concluded as soon as possible.

Date:	March 10, 2025

News Release:	25-03

Ticker Symbols:	TSXV: MOON

The Consideration Shares were deposited into escrow pursuant to the TSX Venture Exchange (the “TSXV”)’s escrow policies, and are subject to a statutory hold period of four months and one day from the date of issue. Currently the Consideration Shares are subject to the TSXV Tier 2 escrow release schedule, with 10% being released from escrow commencing on the date of the TSXV bulletin, and thereafter in 15% increments on each of the six, twelve, eighteen, twenty-four, thirty and thirty-six months following the date thereof. However, Blue Moon is currently uplisting from a TSXV Tier 2 issuer to a TSXV Tier 1 issuer. Such process, if approved by the TSXV, would result in the effective escrow period expected to be the shortened Tier 1 escrow release schedule, with four equal tranches of 25% being released from escrow commencing on the date of the TSXV bulletin approving the uplisting, and thereafter on each of the six, twelve and eighteen months following the date thereof. The uplisting remains subject to TSXV approval.

Hartree Tranche 2

In connection with its strategic investment announced in Blue Moon’s December 19, 2024, press release, Hartree Partners LP (“Hartree”) has purchased 17.5 million Blue Moon Shares at C$0.30 per Blue Moon Share for total proceeds of C$5.25 million (the “Investment”). No finders fees are payable on the Investment, and the Blue Moon Shares issued pursuant to the Investment are subject to a statutory 4 month and one day hold period from issuance. The proceeds from the Investment will be used for general corporate purposes and advancement of Blue Moon’s three mining projects.

There are now 511,092,306 Blue Moon Shares outstanding, of which approximately 8% are held by Hartree.

Share Consolidation

Further to Blue Moon’s press release dated March 3, 2025, the Company will consolidate the Blue Moon Shares on the basis of ten (10) pre-consolidation Blue Moon Shares for every one (1) post-consolidation Blue Moon Share (the “Consolidation”). Effective as of the opening of market on or about March 14, 2025, the Blue Moon Shares will commence trading on a post-Consolidation basis on the TSXV. Following the Consolidation, it is expected there will be approximately 51,109,231 post-Consolidation Blue Moon Shares outstanding. A new CUSIP number of 09570Q509 replaces the old CUSIP number of 09570Q202 to distinguish between the pre- and post- consolidated Blue Moon Shares. The Consolidation remains subject to TSXV approval.

Date:	March 10, 2025

News Release:	25-03

Ticker Symbols:	TSXV: MOON

Letters of transmittal describing the process by which shareholders may obtain new share certificates representing their post-Consolidation Blue Moon Shares will be mailed shortly to registered shareholders who hold their Blue Moon Shares via certificate. Shareholders who hold their shares via Direct Registration System, or through a broker or other intermediary and do not have shares registered in their name, will not be required to complete a letter of transmittal.

Corporate Update

The Company has awarded a total of 845,069 deferred share units (“DSUs”) under the Company’s share compensation plan to the independent members of the board of directors. The DSUs will vest upon the directors’ departure from the Company.

Qualified Persons

The technical and scientific information of this news release has been reviewed and approved by Mr. Dustin Small, P.Eng., a non-Independent Qualified Person, as defined by NI 43-101.

About Blue Moon

Blue Moon is advancing 3 brownfield polymetallic projects, including the Nussir copper-gold-silver project in Norway, the NSG copper-zinc-gold-silver project in Norway and the Blue Moon zinc-gold-silver-copper project in the United States. All 3 projects are well located with existing local infrastructure including roads, power and historical infrastructure. Zinc and copper are currently on the USGS and EU list of metals critical to the global economy and national security. More information is available on the Company’s website (www.bluemoonmetals.com).

For further information

Blue Moon Metals Inc.

Christian Kargl-Simard

President, CEO and Director

Phone: (416) 230 3440

Email: christian@bluemoonmetals.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

This news release includes “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian and U.S. securities laws. All statements included herein that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking information may in some cases be identified by words such as “will”, “anticipates”, “expects”, “intends” and similar expressions suggesting future events or future performance. Forward-looking statements in this press release include, but are not limited to, statements regarding: the anticipated benefits of the Transaction; that WG will continue to be able to sublease part of the land; that WG will acquire all waste rock from the Nussir Project; that the Nussir Project will be built; that the Transaction provides the majority of the required infrastructure for the Nussir Project; the location of the portal for the mine; the uplisting of the Company to Tier 1; the escrow schedule applicable to the Consideration Shares; the expected use of proceeds of the Investment; the statements regarding the advancement of Blue Moon’s three mining projects by the Company; Blue Moon’s decision regarding construction of its projects and the timing thereof; the effective date of the Consolidation; the number of Blue Moon shares outstanding post-consolidation; the timing of the vesting and conversion of the deferred share units granted, if at all.

Date:	March 10, 2025

News Release:	25-03

Ticker Symbols:	TSXV: MOON

We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change, including but not limited to: the anticipated benefits of the Transaction will not be as anticipated; that WG will decide to no longer sublease part of the land; that the waste rock from the Nussir Project will not meet the standard to be sold to WG; that the Nussir Project may never be built; the strategic benefits expected to result from the Transaction will not be fully realized; that the portal may be located somewhere else; that the proceeds from the Financing may be used differently than expected. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represents management’s current expectations and are based on information currently available to management, and are subject to change after the date of this news release. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

Forward-looking information is provided herein for the purpose of giving information about the Transaction and the Investment referred to herein There can also be no assurance that the strategic benefits expected to result from the Transaction or the Investment will be fully realized.

A comprehensive discussion of other risks that impact Blue Moon can also be found in its public reports and filings which are available at www.sedarplus.ca.